Filed Pursuant to Rule 424(b)(5)
Registration No. 333-120668

Prospectus Supplement
(To prospectus dated December 17, 2004)

1,500,000 shares of Common Stock
375,000 Warrants
Qiao Xing Universal Telephone, Inc.

This prospectus supplement relates to an offering by us of up to 1,500,000 shares of our common stock and 300,000 warrants at a purchase price of $7.25 per share to certain institutional investors for aggregate gross proceeds of $10,875,000. In connection with this offering, we will pay fees and issue warrants to Jesup & Lamont Securities Corporation as our exclusive placement agent. This prospectus supplement also relates to the 75,000 warrants to be issued to Jesup & Lamont Securities Corporation. See “Plan of Distribution” on page 3 for more information regarding these arrangements.

You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, carefully before you invest. Such documents contain information you should consider when making your investment decision. The information included in the registration statement on Form F-3 (SEC File No. 333-120668), filed with the Securities and Exchange Commission on November 22, 2004, is hereby incorporated by reference into this prospectus supplement.

Our common stock is traded on the Nasdaq National Market under the symbol “XING.” The closing price of the common stock on February 15, 2005 was $8.00.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE THE RISK FACTORS IN THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is February 16, 2005

Jesup & Lamont Securities Corporation

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $100,000,000, of which this offering is a part. No securities have been previously sold under our shelf registration statement.

In the prospectus, we provide you with a general description of the shares of our common stock that we are offering and specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us and about our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.

You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Where You Can Find More Information” on page 14 of the accompanying prospectus before investing in our common stock and warrants. In addition to the documents listed on page 15 of the accompanying prospectus and future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, we are also incorporating by reference our current report on Form 6-K filed on February 16, 2005, which includes as exhibits:

•	the engagement letter we have entered into with Jesup & Lamont Securities Corporation, the placement agent for this offering;

•	the form of Securities Purchase Agreement; and

•	the form of Warrant.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that is also part of this document. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.

USE OF PROCEEDS

If we sell 1,500,000 shares of our common stock pursuant to this offering, the proceeds to us from this offering, before deducting the placement agent’s fee and other offering expenses, will be $10,875,000 based upon the public offering price of $7.25 per share. We plan to use the net proceeds we raise for general corporate and working capital purposes.

Pending application of the proceeds of the sale of securities, we may invest the net proceeds of the sale in short-term, investment-grade, U.S. dollar-denominated, interest-bearing instruments.

DILUTION

The net tangible book value of our common stock on December 31, 2003 was $47.4 million, or approximately $3.05 per share. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the total number of shares of our common stock outstanding. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. Without taking into account any other changes in net tangible book value after December 31, 2003, other than the sale of the 1,500,000 shares of common stock offered by us under this prospectus supplement at a price of $7.25 per share and after deducting the placement agent’s fee and other offering expenses payable by us estimated at $688,000, our net tangible book value would have been $57.6 million, or approximately $3.38 per share. This represents an immediate accretion in net tangible book value of approximately $0.33 per share to existing stockholders and an immediate dilution in net tangible book value of $3.87 per share to new investors.

PLAN OF DISTRIBUTION

This prospectus supplement relates to an offering by us of up to 1,500,000 shares of our common stock and 300,000 warrants at a purchase price of $7.25 per share to certain institutional investors for aggregate gross proceeds of $10,875,000. In connection with this offering, we will pay cash fees and issue 75,000 warrants to Jesup & Lamont Securities Corporation (“Jesup”), our exclusive placement agent. This prospectus supplement also relates to the 75,000 warrants to be issued to Jesup, as well as the 375,000 shares of common stock underlying the 375,000 warrants.

Jesup may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, Jesup would be required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock and warrants by Jesup. Under these rules and regulations, Jesup:

•	may not engage in any stabilization activity in connection with our securities; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until such time as it has completed its participation in the distribution.

On January 28, 2005, we entered into a letter agreement with Jesup pursuant to which Jesup agreed to act as an exclusive placement agent for purchasers of our securities pursuant to our existing shelf registration statement, SEC File No. 333-120668, until February 25, 2005. Pursuant to the agreement, we will pay Jesup at the closing a cash fee equal to 5% of all cash proceeds received by us from investors introduced to us by Jesup, and five-year warrants to purchase 5% of the number of shares sold by us in the placement, with an exercise price of 125% of the average of the five closing prices for the five trading days preceding the closing. We have also agreed to pay to reimburse Jesup for $35,000 of expenses incurred in connection with the offering.

We have also agreed to indemnify Jesup against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Jesup may be required to make in respect of such liabilities.

The engagement letter with Jesup is included as an exhibit to the Form 6-K we filed on February 16, 2005, which is incorporated by reference into the prospectus and this prospectus supplement.